Filed Pursuant to Rule 433

Registration Statement Nos. 333-205558

and 333-205558-01

NextEra Energy, Inc.
Media Line: (561) 694-4442
Aug. 22, 2016

FOR IMMEDIATE RELEASE

NextEra Energy Capital Holdings announces dates for remarketing of its Series G Debentures due Sept. 1, 2018

JUNO BEACH, Fla. – NextEra Energy Capital Holdings, Inc. today announced that it will conduct a remarketing of its Series G Debentures due Sept. 1, 2018 (the “Debentures”) (CUSIP No. 65339K AJ9), which are currently outstanding in the aggregate principal amount of $500 million, on Aug. 25, 2016 (and, if necessary, on the following two business days). The Debentures were originally issued as part of NextEra Energy, Inc.’s Corporate Units (CUSIP No. 65339F 861) on Sept. 25, 2013 (the “Corporate Units”) in conjunction with a Purchase Contract Agreement, dated as of Sept. 1, 2013 (the “Purchase Contract Agreement”). The Debentures are guaranteed by NextEra Energy Capital Holdings’ parent company, NextEra Energy, Inc. (NYSE: NEE).

If the remarketing is successful, the interest rate on the Debentures will be reset to a rate that will enable the Debentures to be remarketed at a price equal to or greater than the sum of 100 percent of the aggregate principal amount of the Debentures being remarketed and the Remarketing Fee (as this term is defined in the Officer’s Certificate, dated Sept. 25, 2013, creating the terms of the Debentures under the Indenture, dated as of June 1, 1999, as amended). The reset interest rate and the subsequent interest payment dates will be established on the date of the successful remarketing and become effective on Sept. 1, 2016. The Remarketing Fee will not exceed 0.25 percent of the aggregate principal amount of the Debentures being remarketed.

Upon a successful remarketing, an amount of proceeds of the remarketing of the Debentures that are components of the Corporate Units equal to the aggregate principal amount of such Debentures will be applied to satisfy in full the obligation of the holders of the Corporate Units to purchase NextEra Energy common stock on Sept. 1, 2016, pursuant to the Purchase Contract Agreement. The proceeds from the remarketing of any Debentures that are not a component of the Corporate Units and whose holders elect to include some or all of those Debentures in the remarketing, in an amount equal to the principal amount thereof, will be paid to such holders.

Citigroup Global Markets Inc. (lead), Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are the remarketing agents.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities to which this communication relates in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before a prospective purchaser invests in the Debentures, such person should read the prospectus in that registration statement and the related prospectus supplement to be filed with the SEC and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering to which this communication relates. A prospective purchaser may get these documents when available for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer or the remarketing agents will arrange to send a prospective purchaser the prospectus and the related prospectus supplement if such person requests it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 and Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

NextEra Energy, Inc.

NextEra Energy, Inc. (NYSE: NEE) is a leading clean energy company with consolidated revenues of approximately $17.5 billion and approximately 14,300 employees in 27 states and Canada as of year-end 2015, as well as approximately 45,000 megawatts of generating capacity, which includes megawatts associated with noncontrolling interests related to NextEra Energy Partners, LP (NYSE: NEP) as of April 2016. Headquartered in Juno Beach, Fla., NextEra Energy’s principal subsidiaries are Florida Power & Light Company, which serves more than 4.8 million customer accounts in Florida and is one of the largest rate-regulated electric utilities in the United States, and NextEra Energy Resources, LLC, which, together with its affiliated entities, is the world’s largest generator of renewable energy from the wind and sun. Through its subsidiaries, NextEra Energy generates clean, emissions-free electricity from eight commercial nuclear power units in Florida, New Hampshire, Iowa and Wisconsin. A Fortune 200 company and included in the S&P 100 index, NextEra Energy has been recognized often by third parties for its efforts in sustainability, corporate responsibility, ethics and compliance, and diversity, and has been ranked No. 1 in the electric and gas utilities industry in Fortune’s 2016 list of “World’s Most Admired Companies.” For more information about NextEra Energy companies, visit these websites: www.NextEraEnergy.com, www.FPL.com, www.NextEraEnergyResources.com.

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